UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                   Apartment Investment and Management Company
                                (Name of Issuer)
                  --------------------------------------------

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)
                  --------------------------------------------

                                    03748R101
                                 (CUSIP Number)
                  --------------------------------------------

                             Cornelius J. Dwyer, Jr.
                               Shearman & Sterling
                              599 Lexington Avenue
                               New York, NY 10022
                            Telephone: (212) 848-7019
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)
                  --------------------------------------------

                               September 15, 1999
             (Date of Event which requires Filing of this Statement)
                  --------------------------------------------






--------------------------------------------------------------------------------
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check
the following box . |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1.         Name of Reporting Person
           IRS Identification Nos. of above persons (entities only).

           Stichting Pensioenfonds ABP
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2.         Check the Appropriate Box if a Member of a Group (See Instruction)
           (a)      |_|
           (b)      |_|
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3.         SEC Use Only


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4.         Source of Funds (See Instructions)

           00
--------------------------------------------------------------------------------
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
           |_|

--------------------------------------------------------------------------------
6.         Citizenship of Place of Organization

           The Kingdom of the Netherlands
--------------------------------------------------------------------------------
7.                           Sole Voting Power

           Number of         4,490,206
           Shares
8          Beneficially      Shared Voting Power
           Owned by Each
           Reporting Person  0
           With
9.                           Sole Dispositive Power

                             4,490,206

10.                          Shared Dispositive Power

                             0
--------------------------------------------------------------------------------
11.        Aggregate amount Beneficially Owned by Each Reporting Person

           4,490,206
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instruction)
           |_|

--------------------------------------------------------------------------------
13.        Percent of Class Represent by Amount in Row (1)

           6.87%
--------------------------------------------------------------------------------
14.        Type of Reporting Person (See Instructions)

           EP
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                                  Page 2 of 6

Item 1.  Security and Issuer.

                  This statement relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Apartment Investment and Management Company (the "Issuer"). The Issuer is a real estate investment trust formed in the state of Maryland and has its principal executive offices located at 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222.

Item 2.  Identity and Background.

                  This statement is filed by Stichting Pensioenfonds ABP, an entity established under the laws of The Kingdom of the Netherlands (the "Fund"), whose principal business is investing funds held on behalf of public sector employees of the Kingdom of the Netherlands. The address of the Fund's principal executive office is Oude Lindestraat 70; Postbus 2889, 6401 DL Heerlen. The Netherlands. The name, principal occupation, citizenship and business address of each director and of each executive officer of the Fund are as follows:

                          PRINCIPAL                                                  BUSINESS
NAME                      OCCUPATION                    CITIZENSHIP                  ADDRESS

B. de Vries               Independent Chairman of the   The Netherlands              Oude Lindestraat 70 6411
                          Governing Board                                            EJ Heerlen
                                                                                     The Netherlands

J. Riezenkamp             First Vice Chairman of the    The Netherlands              Oude Lindestraat 70 6411
                          Governing Board                                            EJ Heerlen
                                                                                     The Netherlands

H.J. Albersen             Secretary of the Governing    The Netherlands              Oude Lindestraat 70 6411
                          Board                                                      EJ Heerlen
                                                                                     The Netherlands

J.W.E. Neervens           Chairman of the Board of      The Netherlands              Oude Lindestraat 70 6411
                          Directors                                                  EJ Heerlen
                                                                                     The Netherlands

J.M.G Frijns              Member of the Board of        The Netherlands              Oude Lindestraat 70 6411
                          Directors                                                  EJ Heerlen
                                                                                     The Netherlands

J.F. Maassen              Member of the Board of        The Netherlands              Oude Lindestraat 70 6411
                          Directors                                                  EJ Heerlen
                                                                                     The Netherlands

J.H.R. van de Poel        Member of the Board of        The Netherlands              Oude Lindestraat 70 6411
                          Directors                                                  EJ Heerlen
                                                                                     The Netherlands

J.M.G Frijns              Chief Investment Officer      The Netherlands              Oude Lindestraat 70 6411
                          Managing Director                                          EJ Heerlen
                                                                                     The Netherlands

W. Borgdorff              Managing Director             The Netherlands              Oude Lindestraat 70 6411
                                                                                     EJ Heerlen

                          PRINCIPAL                                                  BUSINESS
NAME                      OCCUPATION                    CITIZENSHIP                  ADDRESS

R. Coomans                Managing Director             The Netherlands              Oude Lindestraat 70 6411
                                                                                     EJ Heerlen
                                                                                     The Netherlands

E. van Geideren           Managing Director             The Netherlands              Oude Lindestraat 70 6411
                                                                                     EJ Heerlen
                                                                                     The Netherlands

J. Mensonides             Managing Director             The Netherlands              Oude Lindestraat 70 6411
                                                                                     EJ Heerlen
                                                                                     The Netherlands

P.A.W.M. Spijkers         Managing Director             The Netherlands              Oude Lindestraat 70 6411
                                                                                     EJ Heerlen
                                                                                     The Netherlands

B.C.T.A. Scholts          Managing Director             The Netherlands              Oude Lindestraat 70 6411
                                                                                     EJ Heerlen
                                                                                     The Netherlands

B. Bos                    Managing Director             The Netherlands              Oude Lindestraat 70 6411
                                                                                     EJ Heerlen

                  During the last five years, neither the Fund nor any of its executive officers or directors has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Contributions.

                  On September 15, 1999, the Fund acquired 506,000 shares of Common Stock directly from the Issuer in an offering of securities registered under the Securities Act of 1933, as amended, at a price of $39.50 per share of Common Stock. Pursuant to the purchase of such shares, the Fund beneficially owned a total of 4,490,206 shares of the Issuer (approximately 6.87% of the aggregate number of shares of Common Stock outstanding).

                  The funds for the purchase of the Class J Preferred Stock by the Fund and the funds underlying the conversion of the Preferred Stock into Common Stock were supplied from Dutch public sector pensioners' contributions to the Fund.

Item 4.  Purpose of Transaction.

                  The Fund has acquired the shares of Common Stock for the purpose of making an investment in the Issuer and not with the present intention of acquiring control of the Issuer's business.

                  The Fund from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities.

Based on such review, the Fund will take such actions in the future as the Fund may deem appropriate in light of the circumstances existing from time to time. If the Fund believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, it may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Fund may determine to dispose of some or all of the shares of Common Stock currently owned by the Fund or otherwise acquired by the Fund either in the open market or in privately negotiated transactions.

                  Except as set forth above, the Fund has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws by any person, (h) causing any class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.

                  (a)-(b) As of September 15, 1999 the Fund has the sole power to vote and dispose of 4,490,206 shares of Common stock. Based on information provided by the Issuer to the Fund on September 15, 1999 the 4,490,206 shares of Common Stock beneficially owned by the Fund constitute approximately 6.87% of the outstanding issues. To the knowledge of the Fund, there are no shares of Common Stock, which are beneficially owned by any director or executive officer listed under Item 2.

                  (c) On May 17, 1999, the Fund acquired 11,250 shares of Common Stock in the open market through Morgan Stanley Asset Management Inc. On May 18, 1999, the Fund acquired 627 shares of Common Stock in the open market through Morgan Stanley Asset Management Inc. On May 19, 1999, the Fund acquired 49,783 shares of Common Stock in the open market through Morgan Stanley Asset Management Inc. On May 20, 1999, the Fund acquired 15,504 shares of Common Stock in the open market through Morgan Stanley Asset Management Inc.

                  On June 4, 1999, the Fund acquired 224,042 shares of Common Stock in the open market through an Index Fund held on behalf of the Fund by Barclay Global Investors Inc.

                  On June 14, 1999, the Fund acquired 138,200 shares of Common Stock in the open market through LaSalle Investment Management (Securities), L.P.

                  On July 13, 1999, the Fund acquired 24,500 shares of Common Stock in the open market through Lehman Brothers Inc. On July 14, 1999, the Fund acquired 25,500 shares of Common Stock in the open market through Lehman Brothers Inc. On July 15,1999, the Fund acquired 50,000 shares of Common Stock in the open market through Lehman Brothers Inc.

                  (d) To the knowledge of the Fund, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any shares of Common Stock beneficially owned by the Fund.

(e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Neither the Fund nor any of its executive officers or directors has any contracts, arrangements or understandings with any person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

                  Exhibit A - Common Stock Purchase Agreement between Issuer and the Fund dated September 9, 1999.


                                   Signature


                  After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                                   STICHTING PENSIOENFONDS ABP

                  Dated September 27, 1999




                                                   By  /s/ Wim Borgdorff
                                                       -------------------------
                                                       Wim Borgdorff
                                                       Managing Director


                                                   By  /s/ Jean Frijns
                                                       -------------------------
                                                       Jean Frijns
                                                       Managing Director

                                506,000 Shares

                            APARTMENT INVESTMENT AND
                               MANAGEMENT COMPANY

                              Class A Common Stock

                               PURCHASE AGREEMENT

                                September 9, 1999

Stichting Pensioenfonds ABP
c/o ABP Investments
450 Lexington Avenue
Suite 1800
New York, New York 10017

Attention:        Matthew Gilman

Ladies and Gentlemen:

         Apartment Investment and Management Company, a Maryland corporation (the "Company"), proposes to issue and sell an aggregate of 506,000 shares (the "Shares") of its Class A Common Stock, $0.01 par value per share (the "Common Stock"), to Stichting Pensioenfonds ABP, an entity established under the laws of The Kingdom of the Netherlands (the "Purchaser"), upon the terms and subject to the conditions set forth herein.

         The Company, through wholly-owned subsidiaries, is the sole general partner and the principal limited partner of AIMCO Properties, L.P., a Delaware limited partnership (the "Operating Partnership"). The Company's business of owning and managing multifamily apartment properties and its third-party property management and other businesses are principally conducted through the Operating Partnership and other direct and indirect subsidiaries of the Company (together with the Operating Partnership, each a "Subsidiary" and, collectively, the "Subsidiaries"). The Company will contribute the net proceeds of the sale of the Shares to the Operating Partnership in exchange for additional limited partnership interests in the Operating Partnership.

         The Company wishes to confirm as follows its agreement with you in connection with your purchase of the Shares.

         1. Registration Statement and Prospectus. The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-3 (File No. 333-61409), including a prospectus relating to the offering on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (together with the rules and regulations of the Commission thereunder, the "Act"), of debt securities, preferred stock, Common Stock and warrants, and will promptly file with the Commission a prospectus supplement specifically relating to the Shares pursuant to Rule 424 under the Act. As used in this Agreement, (i) the term "Registration Statement" means such registration statement, including exhibits, financial statements, schedules and documents incorporated by reference therein, as amended to the date hereof, and (ii) the term "Prospectus" collectively refers to the basic prospectus (the "Basic Prospectus") and the prospectus supplement relating to the sale of the Shares (the "Prospectus Supplement") in the form first filed pursuant to Rule 424 under the Act. The terms "supplement" and "amendment" or "amend" as used herein shall include all documents deemed to be incorporated by reference in the Prospectus that are filed by the Company with the Commission pursuant to the Securities Exchange Act of 1934, as amended (together with the rules and regulations of the Commission thereunder, the "Exchange Act"), subsequent to the date of the Prospectus. As used herein, the term "Incorporated Documents" means the documents which at the time are incorporated by reference in the Registration Statement and the Prospectus or any amendment or supplement thereto.

         2. Agreements to Sell and Purchase. The Company hereby agrees, subject to all the terms and conditions set forth herein, to issue and sell to the Purchaser and, upon the basis of the representations, warranties and agreements of the Company herein contained and subject to all the terms and conditions set forth herein, the Purchaser agrees to purchase from the Company, at a purchase price of $39.50 per Share, 506,000 shares of Common Stock.

         3. Delivery of the Shares and Payment Therefor. Delivery to the Purchaser of and payment for the Shares shall be made at the office Skadden, Arps, Slate, Meagher & Flom LLP, 300 South Grand Avenue, Suite 3400, Los Angeles, California 90071, at 10:00 A.M., New York City time, on September 15, 1999 (the "Closing Date"). The place of closing for the Shares and the Closing Date may be varied by agreement between you and the Company.

         Certificates for the Shares shall be registered in such names and in such denominations as you shall request prior to 9:30 A.M., New York City time, on the second business day preceding the Closing Date. The certificates evidencing the Shares shall be delivered to you on the Closing Date against payment of the purchase price therefor in immediately available funds.

         4. Agreements of the Company. The Company agrees with you as follows:

                  (a) If, at the time this Agreement is executed and delivered, it is necessary for the Registration Statement or a post-effective amendment thereto to be declared effective before the sale of the Shares may be completed, the Company will endeavor to cause the Registration Statement or such post-effective amendment to become effective as soon as possible and will advise you promptly and, if requested by you, will confirm such advice in writing, when the Registration Statement or such post-effective amendment has become effective.

                  (b) The Company will advise you promptly and, if requested by you, will confirm such advice in writing: (i) of any request by the Commission for amendment of or a supplement to the Registration Statement or the Prospectus; and (ii) of the issuance by the

         Commission of any stop order suspending the effectiveness of the Registration Statement or of the suspension of qualification of the Shares for offering or sale in any jurisdiction or the initiation of any proceeding for such purpose. If at any time the Commission shall issue any stop order suspending the effectiveness of the Registration Statement, the Company will make its best effort to obtain the withdrawal of such order at the earliest possible time.

                  (c) The Company will contribute the net proceeds from the sale of the Shares to the Operating Partnership, and the Company and the Operating Partnership will apply such net proceeds substantially in accordance with the description set forth under the caption "Use of Proceeds" in the Prospectus Supplement.

         5. Representations and Warranties of the Company. The Company represents and warrants to the Purchaser that:

                  (a) The Prospectus included as part of the registration statement as originally filed or as part of any amendment or supplement thereto, or filed pursuant to Rule 424 under the Act, complied when so filed in all material respects with the provisions of the Act. The Commission has not issued any order preventing or suspending the use of the Prospectus.

                  (b) The Company and the transactions contemplated by this Agreement meet the requirements for using Form S-3 under the Act. The Registration Statement in the form in which it became or becomes effective and the Prospectus and any supplement or amendment thereto relating to the Shares when filed with the Commission under Rule 424(b) under the Act, complied or will comply in all material respects with the provisions of the Act and will not at any such times contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, except that this representation and warranty does not apply to statements in or omissions from the Registration Statement or the Prospectus made in reliance upon and in conformity with information relating to the Purchaser furnished to the Company in writing by or on behalf of the Purchaser expressly for use therein.

                  (c) The Incorporated Documents heretofore filed, when they were filed (or, if any amendment with respect to any such document was filed, when such amendment was filed), conformed in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder, and any further Incorporated Documents so filed will, when they are filed, conform in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder; no such document when it was filed (or, if an amendment with respect to any such document was filed, when such amendment was filed), contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; and no such further document, when it is filed, will contain an untrue statement of a material fact or will omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading.

                  (d) All the outstanding shares of common stock of the Company have been duly authorized and validly issued, are fully paid and nonassessable and are free of any preemptive or similar rights; the Shares have been duly authorized and, when issued and delivered to the Purchaser against payment therefor in accordance with the terms hereof, will be validly issued, fully paid and nonassessable and free of any preemptive or similar rights; and the capital stock of the Company conforms in all material respects to the description thereof in the Registration Statement and the Prospectus.

                  (e) The Company is a corporation duly organized and validly existing in good standing under the laws of the jurisdiction of its incorporation with full corporate power and authority to own, lease and operate its properties and to conduct its business as described in the Registration Statement and the Prospectus, and is duly registered and qualified to conduct its business and is in good standing in each jurisdiction where the nature of its properties or the conduct of its business requires such registration or qualification, except where the failure so to register or qualify does not have a material adverse effect on the business, properties, results of operations or financial condition of the Company and the Subsidiaries, taken as a whole (a "Material Adverse Effect").

                  (f) Each Subsidiary is a corporation, limited partnership, limited liability company or trust, as the case may be, duly organized or formed and validly existing under the laws of its jurisdiction of organization or formation, with corporate, limited partnership, limited liability company or trust power and authority, as the case may be, to own, lease and operate its properties and to conduct its business as described in the Registration Statement and the Prospectus, and is duly registered and qualified to conduct its business in each jurisdiction or place where the nature of its properties or the conduct of its business requires such registration, except where the failure so to register or qualify would not reasonably be expected to have a Material Adverse Effect.

                  (g) As of the date hereof, the Company indirectly owns an aggregate approximately 92% partnership interest in the Operating Partnership free and clear of any security interest, lien, adverse claim, equity or other encumbrance (each of the foregoing, a "Lien"). A wholly-owned Subsidiary of the Company is the sole general partner of the Operating Partnership.

                  (h) The Company has corporate power and authority to enter into this Agreement and to issue, sell and deliver the Shares to the Purchaser as provided herein. This Agreement has been duly authorized, executed and delivered by the Company.

                  (i) There are no legal or governmental proceedings pending or, to the knowledge of the Company, threatened, against the Company or any of the Subsidiaries, or to which the Company or any of the Subsidiaries, or to which any of their respective properties is subject, that are required to be described in the Registration Statement or the Prospectus but are not described as required, and there are no agreements, contracts, indentures, leases or other instruments that are required to be described in the Registration Statement or the Prospectus or to be filed as an exhibit to the Registration Statement or any Incorporated Document that are not described or filed as required by the Act or the Exchange Act.

                  (j) Neither the Company nor any of the Subsidiaries is (i) in violation of its charter, certificate or articles of incorporation or bylaws or certificates or agreements of limited partnership, limited liability company or trust or other organizational documents, or (ii) in violation of any law, ordinance, administrative or governmental rule or regulation applicable to the Company or the Subsidiaries or of any decree of any court or governmental agency or body having jurisdiction over the Company or the Subsidiaries, or (iii) in default in the performance of any obligation, agreement or condition contained in any bond, debenture, note or any other evidence of indebtedness or in any agreement, indenture, lease or other instrument to which the Company or any of the Subsidiaries is a party or by which any of them or any of their respective properties is bound (collectively, "Company Agreements"), except, with respect to clauses (i), (ii) and (iii) above, for any defaults which, singly or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

                  (k) Neither the issuance and sale of the Shares, the execution, delivery or performance of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby
         (i) requires any consent, approval, authorization or other order of or registration or filing with, any court, regulatory body, administrative agency or other governmental body, agency or official (except such as may be required for compliance with the securities or Blue Sky or real estate syndication laws of various jurisdictions, all of which have been or will be effected in accordance with this Agreement) or conflicts with or constitutes a breach of, or a default under, the certificate or articles of incorporation or bylaws or certificates or agreements of limited partnership, limited liability company or trust or other organizational documents of the Company or the Subsidiaries or
         (ii) conflicts with or constitutes a breach of, or a default under, any Company Agreement or violates any statute, law, regulation or filing or judgment, injunction, order or decree applicable to the Company or the Subsidiaries or any of their respective properties, or will result in the creation or imposition of any Lien upon any property or assets of the Company or the Subsidiaries pursuant to the terms of any Company Agreement, except, with respect to clauses (i) and (ii) above, such as would not reasonably be expected, singly or in the aggregate, to have a Material Adverse Effect.

                  (l) Ernst & Young LLP who have certified the financial statements included or incorporated by reference in the Registration Statement and the Prospectus (or any amendment or supplement thereto) are independent public accountants with respect to the Company as required by the Act.

                  (m) The financial statements, together with related schedules and notes, of the Company included or incorporated by reference in the Registration Statement and the Prospectus (and any amendment or supplement thereto), present fairly the consolidated financial position, results of operations and changes in financial position of the Company on the basis stated in the Registration Statement at the respective dates or for the respective periods to which they apply; such statements and related schedules and notes have been prepared in accordance with generally accepted accounting principles consistently applied throughout the periods involved, except as disclosed therein; and the other financial and statistical information and data included or incorporated by reference in the Registration Statement and the Prospectus (and any amendment or supplement thereto) are accurately presented and prepared on a basis consistent with such financial statements and the books and records of the Company.

                  (n) Except as disclosed in or contemplated by the Registration Statement and the Prospectus (or any amendment or supplement thereto), subsequent to the respective dates as of which such information is given in the Registration Statement and the Prospectus (or any amendment or supplement thereto), neither the Company nor any of the Subsidiaries has incurred any liability or obligation, direct or contingent, or entered into any transaction, not in the ordinary course of business, that is material to the Company and the Subsidiaries, taken as a whole.

                  (o) Except as disclosed in or contemplated by the Registration Statement and the Prospectus (or any amendment or supplement thereto),
         (i) the Company has not received any written notice, claim or demand with respect to the business of, or any property owned or leased by, the Company or any of its Subsidiaries from any governmental entity or third party alleging that the Company or any of its Subsidiaries is not in compliance with, or is liable or potentially liable under any applicable federal, state, and local laws governing pollution or the protection of human health or the environment, and (ii) to the knowledge of the Company, there has been no "release" of petroleum or any petroleum by-product or any "hazardous substance," as "release" and "hazardous substance" are defined in the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. ss. 9601 et seq., in excess of a reportable quantity, or requiring remediation or any response action pursuant to applicable environmental law, in each case, on any real property owned or leased by the Company or any of its Subsidiaries that is used for the business of the Company or any of its Subsidiaries except, with respect to clauses (i) and (ii) above, such as would not reasonably be expected, singly or in the aggregate, to have a Material Adverse Effect.

                  (p) Except as disclosed in or contemplated by the Registration Statement and Prospectus (or any amendment or supplement thereto), (i) the Company and the Subsidiaries have good and marketable title to all property described in the Registration Statement and Prospectus as owned by them which is material to the business of the Company and the Subsidiaries, (ii) any real property and buildings described in the Registration Statement and Prospectus as held under lease by the Company and the Subsidiaries are held under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and the Subsidiaries, in each case, except, with respect to clauses (i) and (ii) above, such as would not reasonably be expected, singly or in the aggregate, to have a Material Adverse Effect.

                  (q) (i) The Company and each of the Subsidiaries has such permits, licenses, franchises and authorizations of governmental or regulatory authorities ("permits") as are necessary to own its respective properties and to conduct its business in the manner described in the Prospectus, subject to such qualifications as may be set forth in the Prospectus, (ii) the Company and each of the Subsidiaries has fulfilled and performed all its obligations with respect to such permits and no event has occurred which allows, or after notice or lapse of time would allow, revocation or termination thereof or results in any other impairment of the rights of the holder of any such permit, subject, in each case, to such qualification as may be set forth in the Prospectus and (iii) except as described in the Prospectus, none of such permits contains any restriction that is materially burdensome to the Company or any of the Subsidiaries, except, with respect to clauses (i), (ii) and (iii) above, such as would not reasonably be expected, singly or in the aggregate, to have a Material Adverse Effect.

                  (r) The Company and each of the Subsidiaries have filed all federal and state tax returns required to be filed other than tax returns the failure of which to file would not reasonably be expected, singly or in the aggregate, to have a Material Adverse Effect, and have paid all taxes shown thereon as due and there is no tax deficiency that has been, or to the knowledge of the Company, is threatened to be, asserted that could reasonably be expected to have a Material Adverse Effect.

                  (s) The Company is not an "investment company", and is not directly or indirectly controlled by any person which is required to register as an "investment company," within the meaning of and under the Investment Company Act of 1940, as amended, and the transactions contemplated by this Agreement will not cause the Company to become an "investment company" subject to registration under such act.

                  (t) Commencing with the Company's taxable year ended December 31, 1994, the Company was organized in conformity with the requirements for qualification as a real estate investment trust ("REIT") under Sections 856 through 860 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), and its actual of operation has enabled, and its proposed method of operation will enable, the Company to meet the requirements for taxation as a REIT under the Code.

         6. Conditions of the Purchaser's Obligations. The obligation of the Purchaser to purchase the Shares hereunder are subject to the following conditions:

                  (a) Subsequent to the date of this Agreement, there shall not have occurred any material adverse change, or any development involving a prospective change, in or affecting the business, properties, results of operations or financial condition of the Company or the Subsidiaries, taken as a whole, that is not described in or contemplated by the Prospectus.

                  (b) You shall have received on the Closing Date, an opinion of Skadden, Arps, Slate, Meagher & Flom LLP and Piper & Marbury L.L.P., dated the Closing Date, addressed to you, to the effect set forth in Exhibit A and Exhibit B, respectively, hereto.

                  (c) No stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been taken or, to the knowledge of the Company, shall be contemplated by the Commission at or prior to the Closing Date and all the representations and warranties of the Company contained in this Agreement shall be true and correct on and as of the date hereof and on and as of the Closing Date as if made on and as of the Closing Date, and you shall have received a certificate, dated the Closing Date and signed by the Chairman, President or Chief Financial Officer of the Company (or such other officer as is acceptable to you), to the effect set forth in this Section 6(c) and in Section 6(d) hereof.

                  (d) The Company shall not have failed at or prior to the Closing Date to have performed or complied with any of its agreements herein contained and required to be performed or complied with by it hereunder at or prior to the Closing Date.

                  (e) The Shares shall have been listed, subject to notice of issuance, on the New York Stock Exchange.

         7. Expenses. The Company agrees to pay the following costs and expenses and all other costs and expenses incident to the performance by it of its obligations hereunder: (i) the preparation, printing or reproduction and filing with the Commission of the Registration Statement (including financial statements and exhibits thereto), the Prospectus and each amendment or supplement to any of them; (ii) the printing (or reproduction) and delivery (including postage, air freight charges and charges for counting and packaging) of copies of the Registration Statement, the Prospectus, the Incorporated Documents and all amendments or supplements to any of them; (iii) the preparation, printing, authentication, issuance and delivery of certificates for the Shares, including any stamp taxes in connection with the original issuance and sale of the Shares; (iv) the listing of the Shares on the New York Stock Exchange; (v) any filing or other fees required in connection with the offer and sale of the Shares under the securities or Blue Sky or real estate syndication laws of the several states; and (vi) the fees and expenses of the Company's accountants and the fees and expenses of counsel for the Company.

         8. No Third Party Beneficiaries. This Agreement has been and is made solely for the benefit of the Purchaser and the Company and their respective successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement.

         9. Counterparts. This Agreement may be signed in two or more counterparts which together constitute one and the same instrument. If signed in counterparts, this Agreement shall not become effective unless at least one counterpart hereof shall have been executed and delivered on behalf of each party hereto.

         10. Notices. Except as otherwise provided in Section 4 hereof, all notices and other communications hereunder shall be in writing and shall be delivered by hand or sent by first-class mail, postage pre-paid, or by telecopy, as follows:

If to the Purchaser:

                  Stichting Pensioenfonds ABP
                  P.O. Box 2889
                  6401 DJ Heerien
                  The Netherlands

                           and

                  ABP Investments
                  Schiphol Boulevard 239
                  Tower B 6th Floor
                  1118 BH Schiphol Airport
                  The Netherlands
                  Facsimile:  31-45-579-2194
                  Attention:  Peter Wittendorp

                           and

                  ABP Investments
                  450 Lexington Avenue
                  Suite 1800
                  New York, New York 10017
                  Facsimile:  212-338-9421
                  Attention:  Barden Gale

If to the Company, at:

                  Apartment Investment
                     and Management Company
                  1873 South Bellaire Street, 17th Floor
                  Denver, Colorado  80222
                  Facsimile:  (303) 504-4889
                  Attention:  Terry Considine

                           and

                  Apartment Investment
                    and Management Company
                  18350 Mt. Langley Avenue, Suite 220
                  Fountain Valley, California  92708
                  Facsimile:  (714) 593-1603
                  Attention:  Peter Kompaniez

with a copy to:

                  Skadden, Arps, Slate, Meagher
                     & Flom LLP
                  300 South Grand Avenue, Suite 3400
                  Los Angeles, CA  90071
                  Facsimile:  (213) 687-5600
                  Attention:  Jonathan L. Friedman

or, in each case, at such address and to the attention of such person as either party shall have furnished to the other by notice.

         11. Entire Agreement; Amendment. This Agreement constitutes the entire understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings of the parties, whether oral or written. This Agreement may be modified or terminated only by an instrument in writing signed by the parties hereto.

         12. Headings. The headings of the sections of this Agreement are solely for convenience of reference and shall not affect the meaning of any of the provisions hereof.

         13. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, including, without limitation, Section 15-1401 of the New York General Obligations Law.

         14. Severability. If any provision of this Agreement, or the application of any such provision to any person or circumstance, shall be held invalid by a court of competent jurisdiction, the remainder of this Agreement, or the application of such provision to persons or circumstances other than those as to which it is held invalid, shall not be affected thereby.

         Please confirm that the foregoing correctly sets forth the agreement between the Company and the Purchaser.

Very truly yours,

APARTMENT INVESTMENT AND
MANAGEMENT COMPANY



By:
     Name: Paul McAuliffe
     Title: Executive Vice President



STICHTING PENSIOENFONDS ABP



By:
     Name:
     Title:

[Name of Purchaser]
[Date]
Page 1


                                                                       EXHIBIT A

                                   [Form of Skadden, Arps Opinion]


                                     [Date]


[Name of Purchaser]
[Address]
[Address]


                  Re: Offering of ______ Shares of Class A Common Stock of Apartment Investment and Management Company

Ladies and Gentlemen:

                  We have acted as special counsel to Apartment Investment and Management Company, a Maryland corporation ("AIMCO") in connection with the sale (the "Transaction") of an aggregate of _______ shares of AIMCO's Class A Common Stock, par value $0.01 per share, pursuant to the terms of the Purchase Agreement, dated as of _____, 1999 (the "Purchase Agreement"), between AIMCO and [Name of Purchaser] (the "Investor"). This opinion is being delivered pursuant to Section 6(b) of the Purchase Agreement. All capitalized terms used herein, unless otherwise specified, shall have the meanings ascribed to them in the Purchase Agreement.

                  In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of (i) the Purchase Agreement, (ii) [list other documents] and (iii) such other documentation and information as is relevant to the Transaction or as we have deemed necessary or appropriate as a basis for the opinion set forth herein. In addition, AIMCO has provided us with certain representations and covenants of officers of AIMCO relating to, among other things, the actual and proposed operation of AIMCO. For purposes of our opinion, we have not made an independent investigation of the facts set forth in such representations, the partnership agreements and organizational documents for each of the partnerships and limited liability companies in which AIMCO holds a direct or indirect interest (the "Subsidiaries") or any other document. We have, consequently, assumed and relied on AIMCO's representations that the information presented in such documents or otherwise furnished to us accurately and completely describes all material facts relevant to our opinion. No facts have come to our attention, however, that would cause us to question the accuracy and completeness of such facts or documents in a material way. We have also relied upon the opinion of Piper & Marbury L.L.P. dated ______, 1999 with respect to certain matters of Maryland law, and the opinion of Altheimer & Gray dated May 8,

[Name of Purchaser]
[Date]
Page 2


1998 with respect to the qualification of Ambassador Apartments, Inc., a Maryland corporation, as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code") for its taxable year ended December 31, 1994, and all subsequent taxable years ending on or before May 8, 1998 (including the short taxable year ending on May 8, 1998). In addition, we have assumed the qualification of Insignia Properties Trust as a REIT under the Code and have relied upon the opinion of Akin, Gump, Strauss, Hauer & Field, L.L.P. dated October 1, 1998, in this regard.

                  In rendering our opinion, we have assumed that the transactions contemplated by the foregoing documents have been or will be consummated in accordance with the operative documents, and that such documents accurately reflect the material facts of such transactions. In addition, our opinion is based on the correctness of the following specific assumptions: (i) each of AIMCO, the Subsidiaries, Property Asset Management Services, Inc., AIMCO/NHP Holdings, Inc., AIMCO/NHP Properties, Inc., NHP Management Company, NHP A&R Services, Inc., and each "qualified REIT subsidiary" of AIMCO (within the meaning of Section 856(i)(2) of the Code), has been and will continue to be operated in accordance with the laws of the jurisdiction in which it was formed and in the manner described in the relevant organizational documents and (ii) there have been no changes in the applicable laws of the State of Maryland or any other state under the laws of which any of the Subsidiaries have been formed. In rendering our opinion, we have also considered and relied upon the Code, the regulations promulgated thereunder (the "Regulations"), administrative rulings and the other interpretations of the Code and the Regulations by the courts and the Internal Revenue Service, all as they exist as of the date hereof. With respect to the latter assumption, it should be noted that the Code, Regulations, judicial decisions, and administrative interpretations are subject to differing interpretations or to change at any time and, in some circumstances, with retroactive effect. Any material change which is made after the date hereof in any of the foregoing bases for our opinion could affect our conclusions herein.

                  We express no opinion as to the laws of any jurisdiction other than the Federal laws of the United States of America to the extent specifically referred to herein.

                  Based on and subject to the foregoing, we are of the opinion that commencing with AIMCO's initial taxable year ended December 31, 1994, AIMCO was organized in conformity with the requirements for qualification as a REIT under the Code, and its actual method of operation has enabled, and its proposed method of operation will enable, AIMCO to meet the requirements for qualification and taxation as a REIT. AIMCO's qualification and taxation as a REIT depend upon its ability to meet, through actual annual operating results, certain requirements, including

[Name of Purchaser]
[Date]
Page 3


requirements relating to distribution levels and diversity of stock ownership, and the various qualification tests imposed under the Code, the results of which are not reviewed by us. Accordingly, no assurance can be given that the actual results of AIMCO's operations for any particular taxable year satisfy the requirements for taxation as a REIT under the Code.

                  Other than as expressly stated above, we express no opinion on any issue relating to AIMCO, the Subsidiaries or to any investment therein. This opinion is furnished to you solely for your benefit in connection with the Transaction, and it may not be used, circulated, quoted or relied upon for any other purpose without our prior written consent. This opinion is expressed as of the date hereof, and we disclaim any undertaking to advise you of any subsequent changes of the matters stated, represented, covenanted, or assumed herein or any subsequent changes in applicable law.

                                                     Very truly yours,

                                                                       EXHIBIT B


                              [Form of Piper & Marbury L.L.P. Opinion]

                                          September __ 1999


[Name of Purchaser]
[Number, Street]
[City, State,  Zip Code]

         Apartment Investment and Management Company

Ladies and Gentlemen:

         We have served as special Maryland counsel to Apartment Investment and Management Company, a Maryland corporation (the "Company"), in connection with the issuance and sale of an aggregate of ________ shares (the "Shares") of its Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), pursuant to a Purchase Agreement (the "Purchase Agreement"), dated as of September __, 1999, between the Company and [Name of Purchaser] (the "Investor"). All capitalized terms used herein but not otherwise defined herein shall have the respective meanings ascribed to them in the Purchase Agreement. This opinion is being provided to you at the request of the Company pursuant to
Section 6(b) of the Purchase Agreement.

         In our capacity as special Maryland counsel, we have reviewed originals or copies, certified or otherwise identified to our satisfaction, of the following documents:

         (a) The Charter of the Company (the "Charter"), certified by the Department of Assessments and Taxation of the State of Maryland (the "MSDAT").

         (b) The By-Laws (the "By-Laws") of the Company, as amended and restated and in effect on the date hereof.

         (c)  The Purchase Agreement.

         (d) The Registration Statement of the Company on Form S-3 (File Number 333-61409), relating to the Shares, filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, and Amendment No. 1 and Amendment No. 2 thereto (together, the "Registration Statement").

         (e) The final Prospectus dated November 25, 1998, which forms a part of the Registration Statement, and related final Prospectus Supplement dated September __, 1999 relating to the Shares.

         (f) Certified resolutions of the Board of Directors of the Company relating to the Company 's authorization of the execution and delivery of the Purchase Agreement and of the issuance of the Shares (the "Resolutions").

         (g) A specimen stock certificate evidencing the Class A Common Stock.

         (h) A short-form good standing certificate for the Company, dated a recent date, issued by the MSDAT.

         (i) An Officer's Certificate (the "Certificate") of the Company, dated the date hereof, as to certain factual matters.

         (j) Such other documents as we have considered necessary to the rendering of the opinion expressed below.

         In our examination of the aforesaid documents, we have assumed, without independent investigation, the genuineness of all signatures, the legal capacity of all individuals who have executed any of the aforesaid documents, the authenticity of all documents submitted to us as originals, the conformity with originals of all documents submitted to us as copies (and the authenticity of the originals of such copies), and the accuracy and completeness of all public records reviewed by us. In making our examination of documents executed by parties other than the Company, we have assumed that such parties had the power, corporate or other, to enter into and perform all obligations thereunder, and we have also assumed the due authorization by all requisite action, corporate or other, and the valid execution and delivery by such parties of such documents and the validity, binding effect, and enforceability thereof with respect to such parties. As to any facts material to this opinion which we did not independently establish or verify, we have relied solely upon the Certificate.

         Based upon the foregoing, having regard for such legal considerations as we deem relevant, and limited in all respects to applicable Maryland law, we are of the opinion and advise you that:

         (1) The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Maryland.

         (2) The Company has the corporate power and authority to own, lease, and operate its properties and to conduct its business as described in its Charter.

         (3) The Shares have been duly authorized and, upon issuance and delivery against payment therefor in accordance with the terms of the Purchase Agreement, will be duly and validly issued, fully paid, and non-assessable and free of any preemptive or, to our knowledge, similar such rights that are contained in the Company's Charter or arising under the Maryland General Corporation Law that entitle or will entitle any person to acquire any of the Shares upon issuance thereof by the Company.

         (4) The Company has corporate power and authority to enter into the Purchase Agreement and to issue, sell, and deliver to the Investor the Shares to be issued and sold by the Company pursuant to the Purchase Agreement.

         (5) The Purchase Agreement has been duly authorized by all necessary corporate action on the part of the Company and, assuming that it has been executed and delivered by the Chairman of the Board of Directors, the Vice Chairman of the Board of Directors, the President, or any Vice President of the Company, has been duly executed and delivered by the Company.

         (6) The specimen stock certificate evidencing the Class A Common Stock is in due and proper form and complies in all material respects with the requirements of the Maryland General Corporation Law.

         (7) Neither the issuance and sale of the Shares, the execution, delivery, or performance of the Purchase Agreement by the Company, nor the consummation by the Company of the transactions contemplated thereby (i) requires any consent, approval, authorization, or other order of, or registration or filing with, any court, regulatory body, administrative agency, or other governmental body, agency, or official of the State of Maryland, (ii) conflicts or will conflict with or constitutes or will constitute a breach of, or a default under, the Charter or By-Laws of the Company, or (iii) violates or will violate any statute, law, regulation, filing, judgment, injunction, order, or decree of the State of Maryland known to us, applicable to the Company or any of its properties.

         (8) To our knowledge, the Company is not (i) in violation of its Charter or By-Laws, or (ii) in breach of any applicable statute, rule, or regulation or any writ, order, or decree of any court or governmental agency or body of the State of Maryland having jurisdiction over the Company or its properties.

         (9) To our knowledge, there are no material legal or governmental proceedings pending or threatened in the State of Maryland against the Company, or to which the Company or any of its properties is subject.

         In addition to the qualifications set forth above, the foregoing opinion is further qualified as follows:

         (a) This opinion concerns only the effect of the laws (exclusive of the principles of conflict of laws) of the State of Maryland as currently in effect. We assume no obligation to supplement this opinion if any applicable laws change after the date hereof or if any facts or circumstances come to our attention after the date hereof that might change this opinion.

         (b) We have made no investigation of, and we express no opinion as to, the laws of any jurisdiction other than the laws of the State of Maryland. To the extent that any documents referred to herein are governed by the laws of a jurisdiction other than Maryland, we have assumed that the laws of such jurisdiction are the same as the laws of Maryland.

         (c) We express no opinion as to compliance with the securities (or "blue sky") laws or the real estate syndication laws of the State of Maryland.

         (d) The words "to our knowledge" and "known to us" used herein are intended to be limited to the knowledge of the lawyers within our firm who have represented the Company in connection with the Purchase Agreement, without independent check or verification, and do not necessarily refer to such knowledge as might be acquired by a review of all of our files with respect to matters involving the Company.

         (e) We have assumed that the issuance of the Shares will not cause any person to violate any of the Initial Holder Limit, the Look-Through Ownership Limit, or the Ownership Limit provisions of the Company's Charter.

         This opinion is solely for the use of (i) the Investor in connection with the transactions contemplated by the Purchase Agreement and (ii) Skadden, Arps, Slate, Meagher & Flom LLP in giving their opinion under Section 6(b) of the Purchase Agreement. This opinion may not be relied on by any other person or in any other connection without our prior written approval. This opinion is limited to the matters set forth herein, and no other opinion should be inferred beyond the matters expressly stated.

Very truly yours,